U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

02057541

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F _X__

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

QUARTERLY REPORT

KINGSWAY FINANCIAL SERVICES INC.

PRESIDENT'S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

I am pleased to report to you the continued growth in revenue and profit in the second quarter and for the year-to-date which again reached record levels.

For the six months ended June 30, 2002, net income increased by 42% to $16 million and diluted earnings per share increased by 10% to 66 cents on 43% more shares outstanding compared to last year. For the first half of 2002, gross premiums written increased by 93% to $919 million and in the second quarter were a quarterly record of $503 million. For the first half of 2002, gross premiums from U.S. operations increased 126% to $686 million and for the Canadian operations increased 35% to $233 million. The U.S. operations represented 75% of the total business of the company in the first half of the year and at the present time the profitability of our U.S. operations is much stronger than in Canada.

For the first half of the year we reported an underwriting profit of $2.5 million and a combined ratio of 99.7%. Return on equity for the first half of the year on an annualized basis was 11.9%. In both of these key areas we continue to outperform both the Canadian and U.S. industry by a wide margin.

The results of the group continue to be negatively impacted by the Ontario Automobile product. Subsequent to the end of the quarter, we were pleased to receive approval for a rate increase and to eliminate certain rate classes of our Ontario non-standard automobile product. We anticipate that these changes will enable us to return this product to underwriting profitability by the first quarter 2003.

Outlook

We continue to be very pleased with the strong growth, positive pricing environment and continued underwriting profitability of the group. The overall poor underwriting results of the industry in the United States and Canada and declining investment returns for the industry continue to create unprecedented opportunities for profitable growth.

Sincerely,

William G. Star
President and Chief Executive Officer
Kingsway Financial Services Inc.

August 21, 2002

5310 Explorer Drive, Mississauga, Ontario L4W 5H8 • (905) 629-7888 • Fax: (905) 629-5008

Management's Discussion and Analysis
Results of Operations
For the six months ended June 30, 2002 and 2001

The following management's discussion and analysis (MD&A) should be read in conjunction with the Company's consolidated financial statements for the second quarter of fiscal 2002 and 2001; with the MD&A set out on pages 20 to 38 in the Company's 2001 Annual Report, including the section on risks and uncertainties; and with the notes to the financial statements for the fiscal 2001 set out on pages 45 to 52 of the Company's 2001 Annual Report. (All dollar amounts are in Canadian dollars unless otherwise indicated).

For the three months ended June 30, 2002 and 2001

Gross Premiums Written. During the second quarter of 2002, gross premiums written increased 93% to a quarterly record of $502.6 million, compared with $260.1 million last year. Written premiums from U.S. operations increased 134% to $362.2 million compared with $154.8 million last year. In the quarter, U.S. operations represented 72% of gross premiums written compared with 59% in the second quarter last year. Written premiums from Canadian operations grew 33% to $140.4 million during the quarter.

American Country Holdings, Inc. ("American Country") was acquired on April 5, 2002 and its results were consolidated with the U.S. operations for the first time this quarter. American Country reported $14.1 million of gross premiums written during the quarter.

Net Premiums Written. Net premiums written increased 88% to $469.8 million compared with $249.8 million for the same quarter last year. Net premiums written from the U.S. operations increased 127% to $336.4 million compared with $148.1 million for the second quarter of 2001. Net premiums written from the Canadian operations increased 31% to $133.4 million from $101.8 million for the same period last year.

Net Premiums Earned. Net premiums earned increased 105% to a record $399.3 million for the second quarter, compared with $194.9 million in the same quarter last year. For U.S. operations, net premiums earned increased 156% to $298.4 million compared with $116.4 million in the second quarter of 2001. Net premiums earned from Canadian operations increased by 28% to $100.9 million compared with $78.5 million in the second quarter last year.

Investment Income. Investment income increased to $17.0 million compared with $11.6 million for the second quarter of 2001.

Net Realized Gains. Realized gains amounted to $1.6 million in the quarter compared with $3.2 million in the second quarter of 2001.

Claims Incurred. Our claims ratio for the second quarter of 2002 was 71.7%, compared to 69.3% for the second quarter of 2001. The claims ratio for the U.S. operations was 69.3% compared with 71.5% for the second quarter of 2001. The claims ratio for the Canadian operations was 78.8% compared to 66.1% for the first half of 2001.

Underwriting Expenses. The combined ratio of 99.9% for the second quarter produced an underwriting profit of $0.3 million, compared with $3.1 million reported in the second quarter of 2001. For the quarter, the U.S. operations combined ratio improved to 96.9% (98.9% last year) and for the Canadian operations the combined ratio was 108.9% (97.7% last year). The results of our Canadian operations were adversely affected by results from Ontario automobile.

Interest Expense. Interest expense in the second quarter of 2002 was $2.9 million, compared to $3.3 million for the second quarter of 2001.

Net Income Before Goodwill Amortization. Net income before goodwill amortization for the second quarter of 2002 increased by 26% to $16.2 million, compared to $12.9 million in the second quarter of 2001.

Net Income and Earnings Per Share. Our net income for the second quarter of 2002 increased by 42% to $16.2 million, compared to $11.4 million last year. Diluted earnings per share for the second quarter were 33 cents, compared to 33 cents last year on 42% more shares outstanding in the quarter.

For the six months ended June 30, 2002 and 2001

Gross Premiums Written. For the first half of 2002, gross premiums written increased 93% to a record of $919.0 million, compared with $476.2 million last year. Written premiums from U.S. operations increased 126% to $686.2 million compared with $303.4 million for last year. For the six months, U.S. operations represented 75% of gross premiums written compared with 64% last year. Written premiums from Canadian operations grew 35% to $232.8 million for the six months.

Written premiums from non-standard automobile increased by 50% to $390.1 million over last year reflecting increased premium rates and firming market conditions in all of the Company's geographic locations. Written premiums from trucking and commercial automobile increased 208% to $346.2 million compared to $112.5 million in the first half of last year, as a result of favourable rate increases and a contraction of competitive markets.

Net Premiums Written. Net premiums written increased 90% to $870.1 million compared with $456.9 million for the first six months of last year. Net premiums written from the U.S. operations increased 123% to $651.1 million compared with $291.5 million for the first half of 2001. Net premiums written from the Canadian operations increased 32% to $219.0 million from $165.4 million for the first six months last year.

Net Premiums Earned. Net premiums earned increased 99% to a record $709.6 million for the first six months, compared with $357.1 million last year. For U.S. operations, net premiums earned increased 146% to $525.1 million compared with $213.8 million in the first half of 2001. Net premiums earned from Canadian operations increased by 29% to $184.5 million compared with $143.3 million last year.

Investment Income. Investment income increased to $30.8 million compared with $25.1 million for the first six months of 2001.

Net Realized Gains. Realized gains amounted to $5.3 million year to date compared with $5.0 million year to date in 2001.

Claims Incurred. Our claims ratio for the first six months of 2002 was 71.3%, compared to 70.1% for the comparable six months of 2001. The claims ratio for the U.S. operations was 68.9% compared with 69.8% for the first half of 2001. The claims ratio for the Canadian operations was 78.1% compared to 70.4% for the first half of 2001.

Underwriting Expenses. The combined ratio of 99.7% for the six months produced an underwriting profit of $2.5 million, compared with $3.6 million reported in the same period last year. For the six months, the U.S. operations combined ratio improved to 96.6% (98.0% last year) and for the Canadian operations the combined ratio was 108.4% (100.5% last year). The results of our Canadian operations were adversely affected by results from Ontario automobile.

Interest Expense. Interest expense in the first six months of 2002 was $5.8 million, compared to $5.9 million for the first half of 2001.

Net Income Before Goodwill Amortization. Net income before goodwill amortization for the first six months of 2002 increased by 38% to $32.5 million, compared to $23.5 million in the six months of 2001.

Net Income and Earnings Per Share. Our net income for the six months of 2002 increased by 58% to $32.5 million, compared to $20.6 million last year. Diluted earnings per share for the six months were 66 cents, compared to 60 cents last year on 43% more shares outstanding last year.

Book Value Per Share and Return on Equity. Book value per share was $11.29 from $8.69 a year ago. The investment portfolio increased to $1,569.9 million (market value $1,584.7 million), compared to $1,235.4 million (market value $1,247.0 million) as at December 31, 2001. The investment portfolio represents $32.20 per common share at June 30, 2002.

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2001 Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended June 30, 2002 and 2001

(In thousands of Canadian dollars, except per share amounts)

	Quarter to June 30:		6 months to June 30:	
	2002	2001	2002	2001
	(unaudited)			
Gross premiums written	$502,647	$260,127	$919,044	$476,162
Net premiums written	$469,829	$249,838	$870,146	$456,852
Revenue:				
Net premiums earned	$399,277	$194,867	$709,646	$357,073
Investment income	16,981	11,567	30,751	25,076
Net realized gains	1,604	3,187	5,317	5,045
	417,862	209,621	745,714	387,194
Expenses:				
Claims incurred	286,125	135,032	505,914	250,243
Commissions and premium taxes	79,061	35,865	143,208	63,174
General and administrative expenses	33,808	20,909	58,046	40,091
Interest expense	2,932	3,301	5,754	5,866
	401,926	195,107	712,922	359,374
Income before income taxes	15,936	14,514	32,792	27,820
Income taxes	(286)	1,639	311	4,300
Net income before goodwill	16,222	12,875	32,481	23,520
Amortization of goodwill, net of applicable income tax	-	1,445	-	2,928
Net income	$16,222	$11,430	$32,481	$20,592
Earnings per share before goodwill:				
Basic:	$0.34	$0.38	$0.67	$0.69
Diluted:	$0.33	$0.37	$0.66	$0.68
Earnings per share:				
Basic:	$0.34	$0.33	$0.67	$0.60
Diluted:	$0.33	$0.33	$0.66	$0.60
Weighted average shares outstanding:				
Basic:	48,750	34,112	48,714	34,092
Diluted:	49,445	34,701	49,486	34,594
Claims ratio	71.7%	69.3%	71.3%	70.1%
Expense ratio	28.2%	29.1%	28.4%	28.9%
Combined ratio	99.9%	98.4%	99.7%	99.0%
Underwriting profit	$283	$3,061	$2,478	$3,565
Return on equity (annualized)	11.8%	15.6%	11.9%	14.5%
Book value per share			$11.29	$8.69

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	June 30 2002 (unaudited)	Dec. 31 2001 (audited)
ASSETS		
Cash	$ 139,200	$ 96,200
Investments	1,413,321	1,126,998
Accrued investment income	17,331	12,173
Accounts receivable and other assets	329,992	176,692
Due from reinsurers and other insurers	166,748	131,462
Deferred policy acquisition costs	138,801	95,717
Income taxes recoverable	7,861	1,246
Future income taxes	43,008	23,086
Capital assets	41,303	38,643
Goodwill	78,025	76,527
	$ 2,375,590	$1,778,744
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Bank indebtedness	$ 175,602	$ 144,516
Accounts payable and accrued liabilities	91,940	76,548
Unearned premiums	632,976	424,120
Unpaid claims	919,726	589,963
Other liabilities	4,777	6,755
	1,825,021	1,241,902
SHAREHOLDERS' EQUITY		
Share capital *Issued and outstanding number of common shares* *48,760,546 – June 30, 2002* *48,657,206 – December 31, 2001*	356,964	356,232
Currency translation adjustment	(3,987)	15,499
Retained earnings	197,592	165,111
	550,569	536,842
	$ 2,375,590	$ 1,778,744

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the six months ended June 30, 2002 and 2001

(In thousands of Canadian dollars)

	2002	2001
	(unaudited)	
Retained earnings, beginning of period	$ 165,111	$ 120,180
Net income for the period	32,481	20,592
Retained earnings, end of period	$ 197,592	$ 140,772

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

For the six months ended June 30, 2002 and 2001

(In thousands of Canadian dollars)

	Quarter to June 30: 2002	Quarter to June 30: 2001	6 months to June 30: 2002	6 months to June 30: 2001
	(unaudited)			
Cash provided by (used in):				
Operating activities:				
Net income	$16,222	$11,430	$32,481	$20,592
Items not affecting cash:				
Amortization	1,782	2,916	3,114	5,754
Future income taxes	(2,974)	929	(4,342)	4,314
Net realized gains	(1,604)	(3,187)	(5,317)	(5,045)
Amortization of bond premiums & discounts	257	(1,507)	1,024	(3,352)
	13,683	10,581	26,960	22,263
Net change in non-cash balances:	92,806	39,607	140,535	52,079
	106,489	50,188	167,495	74,342
Financing activities:				
Increase of share capital, net	259	611	732	737
Increase (decrease) in bank indebtedness	38,160	(615)	38,154	(3,797)
	38,419	(4)	38,886	(3,060)
Investing activities:				
Purchase of investments	(720,009)	(513,146)	(1,399,678)	(994,308)
Proceeds from sale of investments	649,785	482,912	1,266,635	944,384
Financed premiums receivable, net	(2,078)	(15,199)	9,330	(12,105)
Purchase of subsidiary, net of cash acquired	(34,428)	-	(34,428)	-
Additions to capital assets	(2,515)	(5,750)	(5,240)	(7,455)
	(109,245)	(51,183)	(163,381)	(69,484)
Increase (decrease) in cash during period	35,663	(999)	43,000	1,798
Cash, beginning of period	103,537	32,637	96,200	29,840
Cash, end of period	$139,200	$31,638	$ 139,200	$31,638

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2002 and 2001
(Unaudited – tabular amounts in thousands of Canadian dollars)

1. Basis of presentation

These consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2001 as set out on pages 39 to 52 of the Company's 2001 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2001, except as described in note 2 below.

2. Goodwill and other intangible assets

As reported on page 45 of the Company's 2001 Annual Report, effective January 1, 2002, all existing goodwill and intangible assets with indefinite lives which are currently included in our Consolidated Balance Sheets ceased to be amortized to income over time, and are subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value will be charged to income in the period in which the impairment is determined. The Company currently has no intangible assets with indefinite lives. The Company adopted this new accounting standard prospectively.

As a result of the adoption of this new standard, no goodwill amortization, net of applicable income tax, was recorded in the six months ended June 30, 2002 compared with $2,928,000 recorded in the first six months of last year.

3. Stock-Based Compensation Plans

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants for Stock-Based Compensation and other Stock-Based Payments. As permitted by the new standards and as reported on page 46 and 47 of the Company's 2001 Annual Report, the Company applies the intrinsic-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. Accordingly, no compensation expense has been recognized in the consolidated statement of operations for stock option awards.

The new recommendations require certain pro forma and other information to be disclosed as if the Company had measured the compensation element of stock options granted based on the fair value on the date of grant as follows:

	Three months ended June 30,			
		2002		2001
Net income				
As reported	$	16,222	$	11,430
Pro forma		15,749		11,165
Basic earnings per share				
As reported	$	0.34	$	0.33
Pro forma		0.32		0.33
Diluted earnings per share				
As reported	$	0.33	$	0.33
Pro forma		0.32		0.32

(Unaudited – tabular amounts in thousands of Canadian dollars)

3. Stock-Based Compensation Plans - continued

	Six months ended June 30,	
	2002	2001
Net income		
As reported	$ 32,481	$ 20,592
Pro forma	31,536	20,063
Basic earnings per share		
As reported	$ 0.67	$ 0.60
Pro forma	0.65	0.59
Diluted earnings per share		
As reported	$ 0.66	$ 0.60
Pro forma	0.64	0.58

The effects of the pro forma disclosures are not likely to be representative of the effects for future years, because options vest over several years and additional awards may be made in future years. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at June 30	
	2002	2001
Risk-free interest rate	5.5%	5.6%
Dividend yield	0.0%	0.0%
Volatility of the expected market price of the Company's common shares	59.1%	62.2%
Expected option life (in years)	5.4 years	5.5 years

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

(Unaudited – tabular amounts in thousands of Canadian dollars)

4. Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company's Canadian and United States segments include transactions with the Company's reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company's operating segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

Three Months ended June 30, 2002	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 140,459	$ 362,188	$ -	$ 502,647
Revenue	107,216	310,480	166	417,862
Interest expense	-	2,515	417	2,932
Net income	(2,311)	17,730	803	16,222

Three Months ended June 30, 2001	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 105,359	$ 154,768	$ -	$ 260,127
Revenue	86,729	122,988	(96)	209,621
Interest expense	-	2,991	310	3,301
Goodwill amortization	175	1,473	-	1,648
Net income	6,635	3,879	916	11,430

Six months ended June 30, 2002	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 232,784	$ 686,260	$ -	$ 919,044
Revenue	195,768	548,745	1,201	745,714
Interest expense	-	5,058	696	5,754
Net income	(3,498)	33,114	2,865	32,481
Total assets	753,311	1,594,682	27,597	2,375,590
Goodwill	6,835	71,190	-	78,025
Additions to goodwill	-	5,125	-	5,125

(Unaudited – tabular amounts in thousands of Canadian dollars)

4. **Segmented information - continued**

	Six months ended June 31, 2001			
	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 172,746	$ 303,416	$ -	$ 476,162
Revenue	158,889	228,339	(34)	387,194
Interest expense	-	5,281	585	5,866
Goodwill amortization	350	2,932	50	3,332
Net income	9,236	9,565	1,791	20,592
Total assets	582,173	731,512	17,571	1,331,256
Goodwill	7,185	69,049	-	76,234

5. **Investments**

The carrying amounts and fair values of investments are summarized below:

	June 30, 2002	
	Carrying Amount	Fair Value
Term deposits	$ 158,929	$ 158,809
Bonds:		
Government	488,756	495,086
Corporate	559,246	567,858
Preferred shares	9,548	9,258
Common shares	110,937	111,287
Financed premiums	85,905	85,905
	$ 1,413,321	$ 1,428,203

	December 31, 2001	
	Carrying Amount	Fair Value
Term deposits	$ 192,191	$ 192,163
Bonds:		
Government	305,003	308,467
Corporate	425,009	427,271
Preferred shares	9,317	8,328
Common shares	101,879	108,758
Financed premiums	93,599	93,599
	$ 1,126,998	$ 1,138,586

(Unaudited – tabular amounts in thousands of Canadian dollars)

6. Acquisitions

On April 5, 2002, the Company acquired all of the outstanding shares of American Country Holdings, Inc. ("American Country"). The results of American Country's operations have been included in the consolidated financial statements since that date. American Country owns all of the outstanding shares of American Country Insurance Company, an insurer of taxi cabs based in Chicago. The Company paid American Country shareholders cash of U.S.$2.10 per common share for 9,629,473 common shares outstanding and U.S. $12.00 per preferred share for 305,000 preferred shares outstanding.

The estimated net assets acquired at fair values of the aforementioned subsidiary acquired, were as follows:

		Estimated at date of acquisition
Tangible assets acquired	$	351,208
Intangible assets acquired		-
Liabilities assumed		(316,441)
Net identifiable assets		34,767
Consideration paid		39,892
Goodwill	$	5,125

Note: The allocation of the purchase price is subject to further refinement as we complete the valuation of the assets acquired and liabilities assumed.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. *No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*

The securities being offered pursuant to this short form prospectus have not been, and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") and accordingly, may not be offered or sold in the United States or to any U.S. person (as defined in Rule 902 under the 1933 Act) except in compliance with the registration requirements of the 1933 Act or pursuant to an exemption from those requirements.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference or of the permanent information record may be obtained on request without charge from the Corporate Secretary of Kingsway Financial Services Inc. at Suite 4400, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1G8 (416) 864-9700.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue — September 9, 2002

$ ●

KINGSWAY FINANCIAL SERVICES INC.

● % Debentures due December ● , 2007

Kingsway Financial Services Inc. ("Kingsway" or the "Company") is hereby offering in all provinces and territories of Canada (the "Offering") its ● % Debentures due December ● , 2007 (the "Debentures") pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of September ● , 2002 among Scotia Capital Inc., together with a syndicate to be formed by it, (collectively, the "Underwriters") and us. The Debentures will be direct senior unsecured obligations of the Company ranking *pari passu* with all other current and future unsecured and unsubordinated indebtedness of the Company. The Debentures will be unconditionally guaranteed by Kingsway America Inc. ("Kingsway America"), a wholly-owned subsidiary of the Company, which guarantee will be a senior unsecured obligation of Kingsway America. The Debentures will be dated September ● , 2002, will mature on December ● 2007 and will bear interest at a rate of ● % per annum, calculated and payable semi-annually in arrears on the ● day of June and December in each year, commencing December ● , 2002. Further particulars and details of the Debentures are set out under the heading "Details of the Offering".

The Debentures will be redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 nor more than 60 days' prior notice to the holders at a redemption price equal to the greater of the Canada Yield Price (as defined herein) and par, together in each case with accrued and unpaid interest to the date fixed for redemption. Any Debentures that are redeemed or otherwise purchased by the Company will be cancelled and will not be reissued. See "Details of the Offering".

At the date of issue, the Debentures will qualify for investment under those statutes referred to under the heading "Eligibility for Investment".

Investing in the Debentures is subject to certain risks. See "Risk Factors" beginning on page 19.

PRICE: ● %

	Price to the Public[(1)]	Underwriters' Fee[(2)]	Net Proceeds to the Company[(3)]
Per $1,000 principal amount of Debentures	$ ●	$ ●	$ ●
Total	$ ●	$ ●	$ ●

(1) Plus accrued interest, if any, from September ● , 2002 to the date of delivery.

(2) Consists of an Underwriters' fee of $6.25 per $1,000 principal amount of Debentures.

(3) Before deducting the expenses of this Offering, estimated at $ ● , which, together within the Underwriters' fee, we will pay from the proceeds of the Offering.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

The Underwriters, as principals, conditionally offer to the public the Debentures, subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on our behalf by Fogler, Rubinoff LLP, and on behalf of the Underwriters by Stikeman Elliott.

The Company has been advised by the Underwriters that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Scotia Capital Inc. and ● , each an Underwriter, are affiliates of banks which are lenders to us. Consequently, we may be considered to be a connected issuer of these Underwriters under securities regulations in certain provinces and territories. A portion of the net proceeds of the Offering, estimated at up to $42.5 million, may be used to repay all or a portion of the amount outstanding under our unsecured revolving credit facility. See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A global certificate for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") and will be deposited with CDS on the date of closing. No certificate evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of the Debentures will receive only a customer confirmation from an Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. See "Details of the Offering". It is expected that the closing of this Offering will occur on or about September ● , 2002, or on such other date as may be agreed upon by us and the Underwriters, but not later than October ● , 2002.

TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. We are offering to sell, and seeking offers to buy, the Debentures only in jurisdictions where offers and sales are permitted. This prospectus is not an offer to sell or a solicitation of an offer to buy the Debentures in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Debentures.

In this prospectus, "Kingsway," the "Company," "we," "us" and "our" each refers to Kingsway Financial Services Inc. and, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries. All references in this prospectus to "dollars" or "$" are to Canadian dollars unless otherwise noted.

ELIGIBILITY FOR INVESTMENT

The Debentures offered hereby will not, at the date of issue, be precluded as investments, in each case, subject to general investment provisions and, in certain cases, subject to general investment standards and the satisfaction of additional requirements relating to investment or lending policies, standards, procedures or goals under or by the following statutes and, where applicable, the relevant regulations:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
an Act respecting insurance (Québec)
Supplemental Pension Plans Act (Québec)
an Act respecting trust companies and savings companies (Québec)
The Pension Benefits Act (Manitoba)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)

In the opinion of Fogler, Rubinoff LLP and Stikeman Elliott, the Debentures, if issued on the date hereof, would be qualified investments within the meaning of the *Income Tax Act* (Canada) (the "Income Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Company or an employer with which the Company does not deal at arm's length within the meaning of the Income Tax Act). Based upon a certificate provided by the Company with respect to certain factual matters, the Debentures offered hereby will not, on the date of issue, be foreign property for the purposes of Part XI of the Income Tax Act and the Regulations thereunder if acquired by registered pension plans or other tax exempt persons subject to tax under Part XI of the Income Tax Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and in documents incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of the United States *Private Securities Litigation Reform Act of 1995*. When used in this document, the words, "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions inherent in all future projections. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated by reference herein or of the permanent information record may be obtained on request without charge from Mr. Michael Slan, Corporate Secretary, Suite 4400, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8, telephone: (416) 864-9700.

The following documents, filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

(a) Our Annual Information Form dated May 3, 2002;

(b) Our audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2001 and 2000, together with the auditor's report thereon and the report of our appointed actuary found at pages 39 through 52 of our 2001 Annual Report;

(c) Management's discussion and analysis of our financial condition and results of operations for the year ended December 31, 2001 found at pages 20 through 38 in our 2001 Annual Report;

(d) Our unaudited comparative consolidated interim financial statements, including the notes thereto, for the six months ended June 30, 2002 and 2001;

(e) Management's discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2002 and 2001;

(f) Material Change Report dated February 27, 2002 with respect to the tender offer made by us to purchase certain shares of common stock, Series A convertible preferred stock and Class A common stock purchase warrants of American Country Holdings Inc. ("ACHI");

(g) Material Change Report dated April 10, 2002 with respect to the completion of our purchase of certain shares of common stock, Series A convertible preferred stock and Class A common stock purchase warrants of ACHI pursuant to a tender offer made on February 27, 2002;

(h) Our Management Information Circular dated March 27, 2002, relating to our annual and special meeting of shareholders held on May 2, 2002 excluding the sections entitled "Composition of the Compensation Committee", "Report of the Compensation Committee", "Performance Graph", "Statement of Corporate Governance Practices" and "Schedule 'A' Governance Procedures"; and

(i) Pages 13-19, page 53 and the combined ratio information on page 3 of our 2001 Annual Report.

All documents of the type referred to above and all material change reports (excluding confidential material change reports) filed by us with securities regulatory authorities in Canada subsequent to the date of this prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

SUMMARY OF THE OFFERING

The following is summary information only and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus and in the documents incorporated by reference herein.

Issuer:	Kingsway Financial Services Inc. ("Kingsway" or the "Company").
Amount:	$ • million senior unsecured debentures (the "Debentures").
Settlement:	September • , 2002.
Maturity:	December • , 2007.
Interest Rate:	• % per annum from date of issuance, calculated and payable semi-annually in arrears.
Interest Payment Dates:	June • and December • in each year commencing December • , 2002.
Credit Ratings:	The Debentures are provisionally rated BBB by Standard & Poor's Corporation and BBB by Dominion Bond Rating Service Limited. See "Credit Ratings".
Distribution:	The Debentures will be distributed in all of the provinces and territories of Canada.
Ranking:	The Debentures will constitute direct senior unsecured obligations of the Company and will rank *pari passu* in right of payment with all other current and future unsecured and unsubordinated indebtedness of the Company, except to the extent prescribed by law. See "Details of the Offering — Rank".
Guarantee:	The Debentures will be unconditionally guaranteed by Kingsway America Inc. ("Kingsway America"), a wholly-owned subsidiary of the Company, which guarantee will be a senior unsecured obligation of Kingsway America.
Covenants:	See "Details of the Offering — Covenants".
Risk Factors:	See "Risk Factors" for a discussion of certain factors to be considered in evaluating the Company and an investment in the Debentures.
Redemption:	Redeemable, in whole at any time and in part from time to time, at the Company's option at a price equal to the greater of par and the Canada Yield Price (Government of Canada Yield plus • basis points). See "Details of the Offering — Redemption".
Use of Proceeds:	To provide additional capital to our subsidiaries to support the expected growth of our business and for general corporate purposes, which may include the payment, estimated at up to $42.5 million, of all or a portion of the amount outstanding under our $66.5 million unsecured revolving credit facility. See "Use of Proceeds".
Eligibility:	Eligible for RRSPs, RRIFs, RESPs and DPSPs and not "foreign property". See "Eligibility for Investment".

THE COMPANY

Overview

Founded in 1989, we are a specialty provider of personal and commercial lines property and casualty insurance in the United States and Canada. Our principal line of business is non-standard automobile insurance, which covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors, including market conditions. We are the largest provider of non-standard automobile insurance in Canada and have a prominent position in many of the regional U.S. markets in which we currently operate. We are licensed to write a broad range of property and casualty insurance in all Canadian provinces and territories and in 48 states and the District of Columbia in the United States. We intend to pursue licenses in the two remaining states in the United States in which we are not currently licensed. In 2001, we generated 67% of our gross premiums written from the United States and 33% from Canada.

We also provide standard automobile insurance as well as insurance for commercial and public vehicles, including taxis and trucks. In addition to automobile insurance, we provide motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages, such as customs and surety bonds. We are the largest insurer of motorcycles in Canada. In 2001, we derived 51% of our gross premiums written from non-standard automobile insurance, 3% from standard automobile, 5% from commercial automobile, 24% from trucking, 8% from commercial and personal property coverages, 4% from motorcycles and 5% from other specialty coverages, such as warranty and customs bonds. In 2001, we derived 64% of our gross premiums from insurance for individual customers, typically referred to as personal lines, and 36% from insurance for commercial customers, typically referred to as commercial lines.

In 2001, we generated $1.07 billion of gross premiums written and $937.5 million of total revenues, compared to $643.0 million and $595.0 million, respectively, in 2000. Our gross premiums written have increased at a compounded annual growth rate of 50% during the five year period from December 31, 1996 to December 31, 2001. Our gross premiums written for the six months ended June 30, 2002, were $919.0 million, an increase of 93%, compared to $476.2 million in the first six months of 2001. Our return on equity averaged 13.5% for the fiscal years 1996 to 2001. As of June 30, 2002, we had total assets of $2.38 billion and shareholders' equity of $550.6 million. In addition to revenue derived from premiums earned, we also derive revenue from premium financing and investment income. This revenue amounted to $64.6 million in 2001 as compared to $55.0 million in 2000.

We have earned a profit from our underwriting activities in ten of our last twelve fiscal years. The property and casualty insurance industry in Canada, on average, has not made an underwriting profit since 1978. The selected supplemental financial information set out on page 53 of our 2001 Annual Report provides details of the gross premiums written, underwriting profits, and key ratios from our insurance operations compared to industry results for the eight year period ending December 31, 2001.

Capital required for our business has been obtained from our public offerings of common shares, our syndicated term lending facility and our syndicated revolving credit facility, and has been internally generated from underwriting and investment profits. Our operations create liquidity by collecting and investing premiums, as more fully discussed on pages 29 and 30 in our 2001 Annual Report.

The total size of our investment portfolio increased from $750.6 million at the end of 2000 to $1.13 billion at December 31, 2001 and $1.56 billion as at June 30, 2002. Returns on a pre-tax basis were 6.4% for 2001 compared with 7.5% for 2000. Our investment portfolio as at December 31, 2001 was comprised of assets from a number of different classes as reflected in Note 2 to our consolidated financial statements set out on pages 46 and 47 in our 2001 Annual Report.

We may, from time to time, be involved in discussions concerning acquisition opportunities, although there can be no assurance that any of such discussions will result in a transaction. We are not currently a party to any agreements or understandings with respect to any future acquisitions.

Our business is described in further detail on pages 13-19 in our 2001 Annual Report.

Recent Developments

Acquisition of American Country Holdings Inc.

In April 2002, we completed the acquisition of ACHI and its subsidiaries for a purchase price of approximately US$24.0 million. At December 31, 2001, the shareholders' equity of ACHI was US$33.1 million. The acquisition of ACHI is part of our focused growth strategy. This acquisition strengthened our position in the Chicago metropolitan area, where ACHI's largest subsidiary, American Country Insurance Company ("American Country"), is the dominant writer of taxicab insurance. American Country is an Illinois domestic insurance company, currently licensed in 13 states and the District of Columbia, that specializes in the underwriting and marketing of commercial property and casualty insurance for the transportation and hospitality industry. American Country's specialty public livery coverages (taxicab and limousine) are primarily written on risks in the City of Chicago and its surrounding suburbs, Connecticut, Indiana, Michigan, Minnesota, New York, Pennsylvania and Wisconsin. American Country has extended its geographic coverage as part of its expansion program for the transportation lines. During the second quarter ended June 30, 2002, ACHI reported $14 million of gross premiums written.

Transportation lines, which include automobile liability and physical damage coverages for taxicabs and limousines, and workers compensation for taxicab drivers in Chicago, accounted for 77.1% or US$64.3 million of ACHI's gross premiums written of US$83.4 million in 2001. Hospitality lines, which include coverage for restaurants, taverns and banquet halls, accounted for 13.7% of ACHI's gross premiums written in 2001. Commercial lines, which include multi-peril risks and workers' compensation, primarily for contractors, accounted for 9.2% of gross premiums written in 2001. Through its other subsidiaries, ACHI also provides premium financing and collateralized loans for certain of American Country's customers.

ACHI ceased to renew premiums on the contractors commercial segment of its business following April 2001. Kingsway has performed actuarial assessments of the reserves at ACHI. In the Company's opinion, the run-off of the claims from such business have been adequately reserved in accordance with actuarial principles. However, if market conditions change, the actuarial reserves could prove to be inadequate.

For the year ended December 31, 2001, ACHI reported a net loss of US$11.3 million. During 2001, American Country substantially increased its estimates for unpaid claims related to losses incurred prior to December 31, 2000. These increases in incurred claims amounted to US$23.0 million of which US$16.2 million is related to its contractors business which has been discontinued and on which policies are not being renewed. In December 2001, prior to our acquisition of ACHI, A.M. Best downgraded its rating of American Country from "A−" (Excellent) to "C++" (Marginal) as a result of American Country's results for 2001 and its capital position. We understand that A.M. Best intends to review this rating later in 2002.

Revolving Credit Facility

In May 2002, Kingsway entered into a $66.5 million unsecured revolving credit facility with a syndicate of three banks. The facility is being used for general corporate purposes.

Proposed Offering of Trust Preferred Securities

The Company intends to access U.S. capital markets before the end of 2002 and will likely be issuing approximately US$65 million to US$75 million of trust preferred securities which will rank subordinate to the Debentures. The exact amount and terms of the issuance have not been determined as of the date hereof. It is our understanding, based on the preliminary review by Standard & Poor's Corporation ("S&P") and Dominion Bond Rating Service Limited ("DBRS"), that the issuance of the trust preferred securities will not adversely affect the credit ratings of the Debentures.

Corporate Information

Kingsway Financial Services Inc. was incorporated under the *Business Corporations Act* (Ontario) pursuant to Articles of Incorporation dated September 19, 1989, as amended on November 10, 1995, October 11, 1996 and April 27, 1998. Our principal executive offices are located at 5310 Explorer Drive, Suite 200, Mississauga, Ontario L4W 5H8. Our telephone number is (905) 629-7888.

Kingsway serves as the holding company for our business. Our insurance business is conducted through our subsidiaries. Our subsidiaries as at December 31, 2001, are set out in our Annual Information Form dated May 3, 2002. All subsidiaries are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements). As a result of our recent acquisition of ACHI, our subsidiaries now include ACHI, American Country, American Country Professional Services Corp., American Country Financial Services Corp. and American Country Underwriting Agency Inc.

USE OF PROCEEDS

The estimated net proceeds to us from this Offering before deducting the Underwriters' fee and the estimated offering expenses will be approximately $ • million.

We intend to use the net proceeds of this Offering to provide additional capital to our subsidiaries to support the expected growth of our business and for general corporate purposes, which may include the payment, estimated at up to $42.5 million, of all or a portion of the amount outstanding under our $66.5 million unsecured revolving credit facility.

CREDIT RATINGS

The Debentures offered hereby are provisionally rated BBB by S&P and BBB by DBRS, the fourth highest category granted by each of these agencies for long term debt obligations. Each of S&P and DBRS has 9 categories of long term debt obligations for which it will assign a rating. Prospective purchasers of the Debentures should consult the rating agencies with respect to the interpretation and implications of the foregoing provisional ratings. Neither of the foregoing ratings should be construed as a recommendation to buy, sell or hold the Debentures offered hereby. Either of the foregoing ratings may be revised or withdrawn at any time by the respective rating agency.

EARNINGS COVERAGE

The Company's interest requirements, after giving effect to this Offering and the use of proceeds therefrom, for the 12 months ended December 31, 2001 amounted to $ • million. The Company's earnings before interest and income tax for the 12 months then ended were $76.9 million, which is • times the Company's interest requirements for this period.

The Company's interest requirements, after giving effect to this Offering and the use of proceeds therefrom, for the 12 months ended June 30, 2002 amounted to $ • million. The Company's earnings before interest and income tax for the 12 months then ended were $82.1 million, which is • times the Company's interest requirements for this period.

CONSOLIDATED CAPITALIZATION

Other than the $66.5 million unsecured revolving credit facility described under "The Company — Recent Developments", there have been no material changes in the share or loan capital structure of the Company since December 31, 2001.

The following table sets forth our indebtedness and total capitalization as of June 30, 2002. This table should be read in conjunction with the section entitled "Management's Discussion and Analysis" on pages 30-37 of our 2001 Annual Report and our consolidated financial statements and the related notes incorporated by reference in this prospectus. Our capitalization is presented:

- on an actual basis; and
- on an as adjusted basis to reflect the sale of $ ● million aggregate principal amount of Debentures and the application of the net proceeds from this Offering as described in "Use of Proceeds".

	At June 30, 2002	
	Actual	As Adjusted
	(in thousands)	
Bank indebtedness	$175,602	$133,102
Debentures	—	●
Shareholders' equity		
Common shares, no par value (authorized — unlimited; outstanding — 48,760,546)	356,964	356,964
Currency translation adjustment	(3,987)	(3,987)
Retained earnings	197,592	197,592
Total shareholders' equity	550,569	550,569
Total capitalization	$726,171	$ ●

DETAILS OF THE OFFERING

The Debentures will be issued under and will be entitled to the benefits of a trust indenture to be dated as of September • , 2002 (the "Indenture") between the Company and Computershare Trust Company of Canada, as trustee (the "Trustee"). The following summary of the principal terms and conditions of the Debentures and certain provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Indenture. Certain capitalized terms used in the following summary are defined under "Details of the Offering — Definitions". As used under "Details of the Offering", references to the "Company" refer to Kingsway Financial Services Inc. only, without reference to its subsidiaries.

Principal Amount, Interest Rate and Maturity

The Debentures will be limited to $ • million aggregate principal amount of which $ • million will be issued under this Offering.

The Debentures will be dated September • , 2002, will mature on December • , 2007 and will bear interest at a rate of • % per annum, calculated and payable semi-annually in arrears on the • day of June and December in each year. The first payment of interest, representing interest from and including the date of issue to but excluding December • , 2002, will be made on December • , 2002.

Form, Denomination and Book Entry

Each of the Debentures issued by the Company, subject to certain exceptions, will at all times be represented in the form of a fully registered global Debenture (a "Global Debenture") held by, or on behalf of, CDS as custodian of the Global Debenture (for its participants) and registered in the name of CDS or its nominee, and registrations of interests in and transfers of the Debentures will be made only through the book based system of CDS. Except as described below, no purchaser of Debentures will be entitled to a certificate or other instrument from the Company or CDS evidencing the purchaser's ownership thereof, and no holder of Debentures will be shown on the records maintained by CDS except through book-entry accounts of a participant of CDS acting on behalf of owners. Each purchaser of Debentures represented by a Global Debenture will receive a customer confirmation of purchase from the Underwriter or Underwriters from which the Debentures are purchased in accordance with the practices and procedures of the selling Underwriter or Underwriters. The practices of the Underwriters may vary but, generally, customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Global Debenture. Sales of interests in the Global Debenture can only be completed through participants in the depositary service of CDS.

Neither the Company nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or retaining any records relating to the Debentures; or (c) any advice or representation made by, or with respect to, CDS or any action to be taken by CDS or at the direction of its participants.

Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee only if (i) the Company determines that CDS is no longer willing or able to discharge properly its responsibilities as depositary and the Company is unable to locate a qualified successor, (ii) the Company, at its option, elects to terminate the record entry system through CDS, or (iii) required by law.

Transfers of Debentures

Transfers of beneficial ownership of Debentures represented by a Global Debenture will be effected only through records maintained by CDS or its nominee for such Global Debenture (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Beneficial owners who are not participants in the depositary service of CDS, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Global Debenture, may do so only through participants in the depositary service of CDS.

The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debentures or otherwise take action with respect to such owner's interest in the Debentures represented by a Global Debenture (other than through a participant) may be limited due to the lack of possession of a certificate representing physical Debentures.

Payment of Interest and Principal

As long as CDS or its nominee is the registered owner of the Global Debenture, CDS or its nominee, as the case may be, will be considered the sole owner of the Global Debenture for the purposes of receiving payments of interest and principal on such Global Debenture.

The Company expects that CDS or its nominee, upon receipt of any payment of principal or interest in respect of the Global Debenture, will credit, on the date principal or interest is payable, the participants' accounts with payments in amounts proportionate to their respective interests in the principal amount of such Global Debenture as shown on the records of CDS or its nominee. The Company also expects that payments of principal and interest by the participants to the owners of beneficial interests in such Global Debenture held through such participants in the depositary service of CDS will be governed by standing instructions and customary practices and will be the responsibility of such participants. The responsibility and liability of the Company in respect of Debentures represented by a Global Debenture is limited to making payment of any principal and interest due on such Global Debenture to CDS or its nominee. The rules governing CDS provide that it acts as the agent and depositary for its participants. As a result, such participants must look solely to CDS and beneficial owners of Debentures must look solely to participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Company to CDS.

Guarantee

The Debentures will be unconditionally guaranteed by Kingsway America, a wholly-owned subsidiary of the Company, which guarantee will be a senior unsecured obligation of Kingsway America.

Rank

The Debentures will be direct senior unsecured and unsubordinated obligations of the Company and will rank *pari passu* with one another and with all other current and future unsecured and unsubordinated indebtedness of the Company, except to the extent prescribed by law.

The Debentures will be effectively subordinated to all existing and future indebtedness and other liabilities of the Company's Subsidiaries (except in the case of Kingsway America), which Subsidiaries carry on substantially all of the Company's operations. The Indenture contains certain restrictions on the ability of the Company's Subsidiaries to incur additional Indebtedness. The Company's Subsidiaries, other than Premium Finance Companies, Kingsway America and the Non-Operating Subsidiaries, are not permitted to incur Indebtedness other than Permitted Indebtedness. Kingsway America, which is the holding company for the Subsidiaries which carry on the Company's U.S. operations, has provided an unconditional guarantee of the Debentures. See "Details of the Offering — Covenants". The Company's ability to service its indebtedness is dependent on dividends and other payments made on its investments. See "Risk Factors".

Purchase of Debentures

The Company will be entitled at any time and from time to time to purchase Debentures in the market (which may include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract at any price. Debentures that are so purchased by the Company will be cancelled and will not be reissued.

Redemption

The Debentures will be redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 nor more than 60 days' prior notice to the holders at a redemption price equal to the greater of the Canada Yield Price (as defined herein) and par, together in each case with accrued and unpaid interest to the date fixed for redemption. In cases of partial redemption, the Debentures to be redeemed will be selected by the Trustee pro rata or in such other manner as it shall deem appropriate. Any Debentures offered hereby that are redeemed by the Company will be cancelled and will not be reissued.

Covenants

The Indenture provides that:

(a) so long as any Debentures remain outstanding under the Indenture, neither the Company nor any of its Subsidiaries shall create, assume, issue, Guarantee or permit to exist, directly or indirectly, any Indebtedness unless the aggregate principal amount of the Consolidated Indebtedness, calculated on a pro forma basis after such issuance, assumption or Guarantee, as the case may be, and application of the proceeds thereof, does not exceed 55% of the Total Consolidated Capitalization (such preceding calculation being the "Debt to Total Capital Test");

(b) the Company's Subsidiaries (other than Premium Finance Companies, Kingsway America and the Non-Operating Subsidiaries) shall not create, assume, issue, Guarantee or permit to exist, directly or indirectly, any Indebtedness other than Permitted Indebtedness;

(c) neither the Company nor any of its Subsidiaries shall create, assume, issue, Guarantee or permit to exist, directly or indirectly, any Indebtedness that would rank in right of payment in priority to the Debentures other than Indebtedness secured by or which is the subject of a Permitted Encumbrance;

(d) neither the Company, nor any of its Subsidiaries shall create, assume, incur or permit to exist any Security Interest unless at the same time it shall, in the opinion of counsel, secure equally and rateably with any obligations which are the subject of such Security Interest all of the Debentures then outstanding by the same instrument or by other instruments in form and substance satisfactory to such counsel; provided that this shall not apply to Permitted Encumbrances;

(e) the Company shall not enter into any transaction or series of related transactions (whether by way of amalgamation, merger, winding-up, consolidation, reorganization, reconstruction, dissolution, continuance, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, properties, rights or assets would become the property of any Person other than the Company or a Subsidiary of the Company unless (i) if the transaction involves the Company, either the Company is the continuing or successor company following such transaction, or the continuing or successor company, if other than the Company, is a corporation existing under the laws of Canada or any province thereof, and by supplemental indenture assumes all of the obligations of the Company under the Indenture, (ii) the ratings on the Debentures are not lowered by either of S&P or DBRS as a result of such transaction, (iii) after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time, or both would become an Event of Default shall have happened and be continuing under the Indenture, and (iv) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of counsel, be upon such terms as substantially to preserve and not to impair in any material respect the rights and powers of the Trustee and the holders of the Debentures under the Indenture;

(f) the Company will not, and will not permit or cause any of its Subsidiaries to, directly or indirectly, make any distribution (in cash, property or other assets) in respect of any Subordinated Instrument, purchase, redeem, retire or otherwise acquire for value any Subordinated Instrument, or set aside funds for any of the foregoing, unless after making such distribution, purchase, redemption, retirement or acquisition the percentage obtained when calculating the Debt to Total Capital Test would not exceed 55%;

(g) notwithstanding paragraph (d) above, neither the Company nor any of its Subsidiaries shall create, assume, incur or permit to exist any Security Interest on any shares or stock held or owned by it in any of its Subsidiaries or any other Subsidiaries; and

(h) the Company will not permit or cause Kingsway America to be owned in whole or in part, directly or indirectly, by any Person other than the Company or a Non-Operating Subsidiary.

Events of Default

The Indenture provides that an "Event of Default" in respect of the Debentures will occur upon:

(a) the Company's failure to pay any principal of, and premium (if any) on, the Debentures when due;

(b) the Company's failure to pay any interest on the Debentures when due and the continuance of such default for a period of 30 days;

(c) the Company's failure to perform or observe any other covenant or agreement of the Company under the Indenture, any supplemental indenture thereto or the Debentures and the continuance of such default for a period of 60 days after written notice thereof to the Company by the Trustee;

(d) the failure of the Company or any of its Subsidiaries to pay to any Person any Indebtedness in the principal amount of $25 million or greater and such default has not been waived by such Person within the applicable cure period;

(e) the failure of the Company or any of its Subsidiaries to perform any term, covenant, condition, or provision applicable to any Indebtedness and such failure results in acceleration of the maturity of Indebtedness exceeding $25 million in aggregate;

(f) certain events of insolvency or bankruptcy;

(g) if a final judgment (not subject to appeal) is rendered against the Company or any of its Subsidiaries in an aggregate amount in excess of $25 million by a court of competent jurisdiction which judgment remains undischarged and unstayed for a period of 60 days after the date on which the right to appeal has expired; or

(h) if any representation or warranty made by the Company in the Indenture is proved to be incorrect in any material respect, unless such incorrect representation or warranty is capable of being corrected and the Company shall fail to make good such default within a period of 60 days following written notice from the Trustee specifying the incorrect representation or warranty.

If an event of default has occurred and is continuing, the Trustee may, in its discretion and shall, upon the request of holders of not less than 25% in principal amount of the Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable.

Waiver of Default

The holders of Debentures issued under the Indenture will have the power exercisable by Extraordinary Resolution to instruct the Trustee to waive a default or to cancel a declaration made by the Trustee or both, and the Trustee shall thereupon comply with such instructions. In addition, the Trustee will have the power to waive any default if, in the Trustee's opinion, the default has been cured or adequate satisfaction (as determined by the Trustee) has been made therefor, and the Trustee will have the power to cancel any declaration theretofore made.

Defeasance

The Indenture will contain provisions requiring the Trustee to release the Company from its obligations under the Indenture provided that the Company first satisfies the Trustee that it has paid or made provision for the payment of the expenses of the Trustee and for payment of all principal and interest and other amounts due or to become due (collectively, the "Payments") on the Debentures. The Company shall be deemed to have made such due provision for payment if it has deposited or caused to be deposited with the Trustee the following:

(a) cash;

(b) securities issued or guaranteed by the Government of Canada;

(c) securities issued or guaranteed by a province of Canada which are rated by DBRS and S&P (or their respective successors or similar recognized rating services) at least AA at the time the defeasance occurs;

which cash or securities or both will provide for the Payments.

In addition, the Company shall deliver to the Trustee two opinions of counsel to the effect that the position of the holders of Debentures issued under the Indenture would not be prejudiced by the release of the Company from its obligations under the Indenture.

Modification

The rights of the holders of the Debentures under the Indenture will be subject to modification. For that purpose, among others, the Indenture will contain provisions making binding upon all holders of Debentures:

(a) Extraordinary Resolutions, or

(b) instruments in writing signed by the holders of not less than 66⅔% of the principal amount of all the outstanding Debentures;

except that no such modification or amendment may make any of the following changes without the consent of the holders of not less than 100% of the principal amount of all the outstanding Debentures affected:

(a) change the maturity of any installment of principal of, or interest on, any Debenture or any premium payable on the redemption price;

(b) reduce the principal amount of, or the interest payable on, any Debenture;

(c) change the currency of any payment of principal, premium, if any, or interest on any Debenture;

(d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debenture;

(e) reduce the percentage of holders required to consent to a modification; or

(f) modify the provision above dealing with modification.

Definitions

In addition to the definitions set out above, the Indenture will contain definitions substantially to the following effect:

"Affiliate" means an affiliated body corporate and, for the purposes of the Indenture, (i) one body corporate is affiliated with another if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is controlled by the same Person, and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other.

"Canada Yield Price" means a price equal to the price of the Debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted Canadian financial practice, equal to the Government of Canada Yield as calculated at 10:00 a.m. (Toronto time) on the business day preceding the day on which notice of redemption is given plus ● .

"Capital Lease" means any lease of any property (whether real, personal or mixed) by any Person as lessee that, in accordance with GAAP, either would be required to be classified and accounted for as a capital lease on a balance sheet of such Person or otherwise be disclosed as such in a note to such balance sheet.

"Capitalized Lease Obligations" means monetary obligations under agreements for the lease or rental of real or personal property that in accordance with GAAP are required to be classified and accounted for as Capital Leases, and the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"**Consolidated Indebtedness**" means the aggregate amount of Indebtedness of the Company and its Subsidiaries.

"**Consolidated Shareholders' Equity**" means the aggregate amount of shareholders' equity of the Company as shown on the most recent quarterly or annual consolidated balance sheet of the Company, presented in accordance with GAAP.

"**Consolidated Total Assets**" means in respect of the Company and its Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis, without duplication, an amount equal to the total assets of the Company and its Subsidiaries.

"**Debt Instrument**" shall mean any bond, debenture, note or other evidence of Indebtedness of any kind, nature or description whatsoever.

"**Extraordinary Resolution**" means a resolution passed at a meeting of holders of Debentures issued under the Indenture duly convened for that purpose and held in accordance with the provisions of the Indenture and carried by an affirmative vote of not less than 66⅔% of the votes of those present or represented by proxy and voting, given on a poll.

"**GAAP**" means generally accepted accounting principles which are in effect in Canada from time to time applied in a consistent manner from period to period.

"**Government of Canada Yield**" on any date means the yield to maturity on such date, assuming semi-annual compounding and calculated in accordance with generally accepted Canadian financial practice, which an issue of non-callable Government of Canada bonds would carry if issued in dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity (calculated from the redemption date) of the Debentures, such yield to maturity being the average of the yields provided by two Canadian investment dealers specified by the Company and approved by the Trustee.

"**Guarantee**" means, with respect to a Person, and except as set out below, any absolute or contingent liability of that Person under any guarantee, agreement, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse or other obligation to pay, purchase, repurchase or otherwise be or become liable or obligated upon or in respect of any Indebtedness of any other Person and including any absolute or contingent obligations to:

(i) advance or supply funds for the payment or purchase of any Indebtedness of any other Person,

(ii) purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any other Person to make payment of Indebtedness, or

(iii) indemnify or hold harmless any other Person from or against any losses, liabilities or damages, in circumstances intended to enable such other Person to incur or pay any Indebtedness or to comply with any agreement relating thereto or otherwise to assure or protect creditors against loss in respect of such Indebtedness but shall not include any contract of reinsurance entered into by the Company or any Subsidiary with any other Subsidiary or any other indemnity contract or agreement to hold harmless any Person entered into in the ordinary course of business.

Each Guarantee shall be deemed to be in an amount equal to the amount of the Indebtedness in respect of which the Guarantee is given, unless the Guarantee is limited to a determinable amount in which case the amount of the Guarantee shall be deemed to be the lesser of the amount of the Indebtedness in respect of which the Guarantee is given and such determinable amount.

"**Indebtedness**" of a Person means, without duplication, all debts, liabilities and obligations, direct, indirect, liquidated, unliquidated, contingent and other, including principal, interest, charges and fees, which in accordance with GAAP would be classified upon the Person's balance sheet as liabilities in respect of borrowed money or in respect of which, in accordance with applicable tax legislation, the payment thereof or distributions thereon would be deductible for income tax purposes including, without limitation, liabilities under currency and interest rate hedging agreements and similar agreements, all Capitalized Lease Obligations, Purchase Money Obligations and all Guarantees of such debts, liabilities and obligations.

"Non-Operating Subsidiaries" means the companies specifically identified below and any Subsidiary that does not operate a business and does not hold shares of a company that operates a business. The Non-Operating Subsidiaries of the Company currently include Kingsway U.S. Finance Partnership, Kingsway U.S. Tier II Finance Partnership, Kingsway Nova Scotia Finance, ULC and Metro Claim Services Inc.

"Permitted Encumbrances" shall mean Security Interests on the property of the Company or any of its Subsidiaries which are:

(a) inchoate or statutory liens or trust claims for taxes, assessments and other governmental charges or levies which are not delinquent or the validity of which are currently being contested in good faith by appropriate proceedings provided that there shall have been set aside a reserve to the extent required by GAAP in an amount which is reasonably adequate with respect thereto;

(b) Security Interests securing Purchase Money Obligations or Capitalized Lease Obligations provided the Security Interest charges only the asset subject to the Purchase Money Obligations or Capitalized Lease Obligations and no other asset;

(c) Security Interests securing Indebtedness of the Company's Subsidiaries which are Premium Finance Companies;

(d) Security Interests securing the Indebtedness under letters of credit issued upon the application of any Subsidiary in connection with reinsurance contracts; and

(e) Security Interests securing Indebtedness not to exceed 2% of the Consolidated Total Assets.

"Permitted Indebtedness" shall mean (a) Indebtedness which is secured by or which is the subject of a Permitted Encumbrance, and (b) unsecured Indebtedness, provided that the amount of any such unsecured Indebtedness shall be aggregated with the amount of any secured Indebtedness referred to in paragraph (e) of the definition of "Permitted Encumbrances" for the purposes of the application of the test set out therein and shall not, when so aggregated with the amount of such secured Indebtedness, exceed 2.0% of the Consolidated Total Assets.

"Premium Finance Companies" shall mean companies that exclusively offer premium financing to assist insureds in making their payments whereby the insured can pay a portion of the premium in monthly installments and pays an additional premium for this option, reflecting handling costs and the income that the insurer would have earned on such premium, had the total amount of the premium been paid at the beginning of the policy period. The Premium Finance Companies of the Company are currently American Country Financial Services Corp., AOA Payment Plan, Inc., Appco Finance Corporation, Funding Plus of America and Yorktowne Premium Finance Company.

"Purchase Money Obligations" means the outstanding balance of the purchase price of real and/or personal property (including shares), title to which has been acquired or will be acquired upon payment of such purchase price, or Indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property or any refinancing of such Indebtedness or outstanding balance.

"Security Interest" includes a mortgage, charge, floating charge, pledge, hypothec, assignment, lien, encumbrance, conditional sale agreement or other title retention agreement, trust or other security interest or arrangement of any kind or character intended to create a security interest in substance and any agreement to provide or enter into at any time or on the happening of any event such a security interest or arrangement.

"Subordinated Instrument" means any (a) Indebtedness of the Company and its Subsidiaries that ranks subordinate to the Debentures and (b) capital stock of the Company and its Subsidiaries and all warrants, rights and options to acquire capital stock of the Company and its Subsidiaries.

"Subsidiaries" means as to any Person, any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation will or might have voting power upon the occurrence of any contingency); (b) the interest in the capital or profits of such limited liability company, partnership or joint venture; or (c) the beneficial interest in such trust or estate; is, at the time, directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries, and a Subsidiary means any one of them.

"Total Consolidated Capitalization" means at any date, without duplication, the sum of: (a) Consolidated Shareholders' Equity and (b) Consolidated Indebtedness.

"Voting Shares" means securities or other ownership interest of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement dated as of September • , 2002 (the "Underwriting Agreement") among us and Scotia Capital Inc., together with a syndicate to be formed by it, (collectively, the "Underwriters"), the Underwriters have severally agreed to purchase and we have agreed to sell on September • , 2002 or such other date as may be agreed upon, but, in any event, not later than October • , 2002 subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, $ • million principal amount of Debentures at a price equal to • % of their principal amount, plus accrued interest (if any) from September • , 2002 to the date of delivery, payable in cash to the Company against delivery of the Debentures. The Underwriting Agreement provides that the Company will pay the Underwriters a fee of $ • on account of underwriting services rendered in connection with the Offering. The Underwriters' fee will be paid out of the proceeds of the Offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. In the event that an Underwriter terminates its obligation to purchase the Debentures which it has agreed to purchase under the Underwriting Agreement, the other Underwriters may purchase, but are not obligated to purchase, all but not less than all of the Debentures. The Company is not obligated to sell less than all of the Debentures.

The Company has been advised by the Underwriters that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Scotia Capital Inc. and • and their respective affiliates have provided various financial services for us for which services they have received customary fees. In addition, Scotia Capital Inc. and • are affiliates of banks which are lenders to us under our US$100 million unsecured credit facility established in February 1999 as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Liquidity and Capital Resources" set out at page 29 in our 2001 Annual Report. As at August 31, 2002, US$87.5 million of this credit facility remained outstanding. Further, affiliates of • are members of a banking syndicate which entered into a $66.5 million unsecured revolving credit facility with us in May 2002. As at August 31, 2002, $42.5 million of this credit facility was drawn. Consequently, we may be considered to be a connected issuer of Scotia Capital Inc. under applicable Canadian securities legislation. The decision to distribute the Debentures, including the determination of the terms of the Offering, was made through negotiations between us and the Underwriters. The lenders under our credit facilities did not have any involvement in the decision or determination regarding the terms of this Offering, nor is the consent of the lenders required for this Offering. We are in compliance with the terms of the agreements governing these credit facilities. A portion of the net proceeds of this Offering, estimated at up to $42.5 million, may be used to repay all or a portion of the amount outstanding under our unsecured revolving credit facility.

RISK FACTORS

There are a number of risks that prospective purchasers should consider in determining whether to invest in the Debentures.

- See "Earnings Coverage" and "Consolidated Capitalization" for an assessment of the risk that the Company will be unable to pay interest or principal on the Debentures when due.
- The value of the Debentures may be affected by our general creditworthiness. The section entitled "Management's Discussion and Analysis" on pages 30-37 of our 2001 Annual Report are incorporated by reference in this section. These analyses discuss, among other things, known material trends and events and risks or uncertainties that are reasonably expected to have a material effect on our business, financial condition or results of operations.
- Real or anticipated changes in credit ratings on the Debentures may affect the market value of Debentures.
- Prevailing interest rates will affect the market value of the Debentures. The market value of the Debentures will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
- The Debentures are obligations exclusively of the Company. The Company's Subsidiaries, with the exception of Kingsway America, have not guaranteed the payment of principal or interest on the Debentures. In the event of an insolvency, liquidation or other reorganization of any of such non-guaranteeing Subsidiaries, the creditors of the Company, including the holders of the Debentures, as well as shareholders of the Company, will have no right to proceed against the assets of such Subsidiaries. Creditors of such non-guaranteeing Subsidiaries would be entitled to payment in full from such assets before the Company, as a shareholder, would be entitled to any distribution therefrom.
- Our provisions for unpaid claims may be inadequate, which would result in a reduction in our net income.
- We operate in a highly competitive environment, which could have an adverse effect on our business, results of operations and financial condition.
- Our operating results may fluctuate as a result of many factors, including cyclical patterns in the property and casualty insurance industry.
- We derive a majority of our gross premiums written from the non-standard automobile insurance market, and if the demand for insurance in this market declines, our results of operations could significantly decline.
- We may experience difficulty in executing our growth strategy, which could adversely affect our results of operations and financial condition. In addition, we may not realize the intended benefits from the ACHI acquisition or any other company or book of business which we may acquire in the future.
- The businesses of certain of our operating subsidiaries are subject to various legislation and regulation by applicable regulatory authorities. The ability of certain of these subsidiaries to carry on business is subject to the maintenance of registrations and licences under applicable legislation and/or regulation. Any change in the regulatory framework or failure to comply with any of these laws, rules or regulations could have an adverse effect on the Company.
- If we fail to comply with applicable insurance regulatory requirements, our business and financial condition could be adversely affected.
- Our business could be adversely affected as a result of political, regulatory, economic or other influences in the insurance industry.
- We may not be able to realize our investment objectives, which could reduce our net income significantly.
- We derive the majority of our premiums from a few geographic areas, which may cause our business to be affected by catastrophic losses or business conditions in these areas.

- We rely on agents and brokers and are exposed to related risks.
- If reinsurance rates rise significantly or reinsurance becomes unavailable, we may be adversely affected.
- If we are unable to maintain our current claims-paying ratings, our ability to write insurance and compete with other insurance companies will be adversely impacted.
- We are a holding company and our operating Subsidiaries are subject to regulatory and banking restrictions on the payment of dividends. The Company's ability to service its indebtedness is dependent on dividends and capital repayments from Subsidiaries as well as income from investments.
- Our business depends upon key employees, and if we are unable to retain the services of these key employees or to attract and retain additional qualified personnel, our business may suffer.
- Fluctuations in currency exchange rates could negatively affect our results.
- The securities of insurance and insurance-related companies have experienced significant price and volume fluctuations in recent years, often unrelated to the companies' operating performance
- There is currently no market through which any Debentures may be sold. The Debentures will not be listed on any exchange.

More detailed discussion on the risk factors is contained in Management's Discussion and Analysis set out on pages 30-37 of our 2001 Annual Report.

LEGAL MATTERS

Certain legal matters relating to the sale of the Debentures offered by this prospectus will be passed upon on our behalf by Fogler, Rubinoff LLP. Michael Slan, a partner of Fogler, Rubinoff LLP, is our corporate secretary. Certain legal matters relating to the sale of the Debentures will be passed upon on behalf of the Underwriters by Stikeman Elliott. As at the date hereof, members of each of the firms of Fogler, Rubinoff LLP and Stikeman Elliott, as a group, own beneficially, directly or indirectly, less than 1% of our issued and outstanding common shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, Toronto, Canada. The transfer agent and registrar for our Debentures is Computershare Trust Company of Canada, at its principal offices in Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: September 9, 2002.

This short form prospectus, together with the documents and information incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) WILLIAM G. STAR
Chairman, President
and Chief Executive Officer

(Signed) W. SHAUN JACKSON
Executive Vice-President
and Chief Financial Officer

On behalf of the Board of Directors

(Signed) F. MICHAEL WALSH
Director

(Signed) THOMAS A. DI GIACOMO
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: September 9, 2002.

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

(Signed) R. PAUL HODGSON

KINGSWAY FINANCIAL SERVICES INC.